Mail Stop 3561

February 26, 2008

William L. Gipson, President and Chief Executive Officer
The Empire District Electric Company
602 Joplin Street
Joplin, MO 64801

       Re: **The Empire District Electric Company**
              Definitive Proxy Statement on Schedule 14A
              Filed March 16, 2007
              File No. 1-03368

Dear Mr. Gipson:

       We have completed our review of your Definitive Proxy Statement on Schedule 14A and have no further comments at this time.

                  Sincerely,

                  H. Christopher Owings
                  Assistant Director

cc: Michael Sherman
        Cahill Gordon& Reindel LLP